SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549


FORM 11-K

ANNUAL REPORT


Pursuant to Section 15 (d) of the
Securities and Exchange Act of 1934

For Year Ended December 31, 2000


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


CRANE CO. UNION EMPLOYEES SAVINGS
AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


CRANE CO.
100 First Stamford Place
Stamford, Connecticut 06902

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
         Benefits as of December 31, 2000 and
         1999                                                               2

Statements of Changes in Net Assets
         Available for Benefits for the years ended
         December 31, 2000 and 1999                                         3

Notes to Financial Statements                                               4


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2000 AND FOR
THE YEAR ENDED DECEMBER 31, 2000

Schedule H - Schedule of Assets Held for
                    Investment Purposes                                   12

Schedule H - Schedule of Reportable Transactions                          13


Exhibit 23.1 - Consent of Independent Auditors                            14

INDEPENDENT AUDITORS' REPORT

Crane Co. Union Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Crane Co. Union Employees Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 2000 and (2) reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic 2000 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.



Deloitte & Touche LLP
Stamford, Connecticut
June 25, 2001
                                        1

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                                                       2000                        1999

INVESTMENTS, AT FAIR VALUE:

Vanguard Money Market Reserves - Prime    Portfolio                                 $-                          $135,882
Vanguard Retirement Savings Trust                                                    -                            70,258
Vanguard/Windsor II                                                                  -                           121,441
Vanguard/Wellington Fund                                                             -                           312,963
Vanguard/Morgan Growth Portfolio                                                     -                            14,655
Vanguard Fixed Income Securities -
      Long-Term Corporate Portfolio                                                  -                            10,448
Vanguard Index Trust - 500 Portfolio                                                 -                            72,646
Vanguard/PRIMECAP Fund                                                               -                            20,016
Crane Co. Stock Fund                                                               18,059                         46,576
Prudential Jennison Growth Fund Z                                                  79,590                            -
Prudential Stock Index Fund Z                                                     104,084                            -
Norwest/Stable Value Fund                                                         327,761                            -
Fidelity Advisors Growth Opportunities Fund T
                                                                                  127,509                            -
Oppenheimer Enterprise Fund A                                                      42,032                            -
Putnam International Growth Fund A                                                 22,791                            -
Dreyfus Premier Balanced Fund A                                                   158,170                            -
Loan Fund                                                                          35,989                         61,515
                                                                                   ------                         ------

Total investments                                                                 915,985                        866,400
                                                                                  -------                        -------
RECEIVABLES:
Company contributions                                                                                              1,551
Employee contributions                                                             26,875                         22,171
Employee loan payments                                                              1,600                            -
                                                                                    -----                         ------
     Total receivables                                                             28,475                         23,722
                                                                                   ------                         ------


NET ASSETS AVAILABLE FOR BENEFITS                                                 $944,460                      $890,122
                                                                                  ========                      ========


See notes to financial statements.


                                        2

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

--------------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                               2000                  1999
CONTRIBUTIONS:
Employee                                                                                         $269,198              $231,882
Company                                                                                            14,615                18,766
                                                                                                  --------               ------
     Total contributions                                                                          283,813               250,648
                                                                                                  ---------             -------

(LOSS) EARNINGS ON INVESTMENTS, NET:
Interest and dividends                                                                             19,140                61,142
Net (depreciation) in fair value of investments                                                   (55,341)              (44,031)
                                                                                                   --------            --------
     Total (loss) earnings on investments, net                                                    (36,201)               17,111
                                                                                                  ---------              ------

DISTRIBUTIONS TO PARTICIPANTS                                                                    (193,036)              (82,040)
ADMINISTRATIVE AND OTHER EXPENSES                                                                    (238)                 (170)
                                                                                                      ----                 ----

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                                                   54,338               185,549

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                                                                890,122               704,573
                                                                                                 ---------              -------

NET ASSETS AVAILABLE FOR BENEFITS
 End of year                                                                                     $944,460              $890,122
                                                                                                 ==========            ========



See notes to financial statements.

                                        3

CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements For Years ended December 31, 2000 and 1999
------------------------------------------------------------------------------
1. DESCRIPTION OF THE PLAN
The following is a brief description of the Crane Co. Union Employees Savings and Investment Plan (the "Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

A. General - The Plan is a defined contribution plan covering certain United States bargaining employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Plan Amendments - The predecessor plan was The Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998 renaming the Plan as the Crane Co. Union Employees Savings and Investment Plan. Effective January 1, 1998 the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process.

C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the "Committee"). The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of the Employee Retirement Income Security Act of 1974.

D. Changes in the Plan - The Plan received a distribution on December 16, 1999, of the common shares ofthe Company's wholly-owned subsidiary,
Huttig Building Products, Inc. (the "Huttig Distribution") which was distributed pro rata to holders of record of Crane Co. common stock at the close of business on December 8, 1999.

Upon the Huttig Distribution, these shares of Huttig common stock were immediately sold and the proceeds used to purchase additional shares of Crane Co. common stock, in which participants became 100% vested.

E. Changes in Investment Policy - In connection with its decision to name Prudential, a new Trustee, the Company, effective March 2, 2000, determined that it was necessary to freeze activity in the Plan until on or about May 24,2000. During that interim period no participant was permitted to receive any payout from the Plan or alter any investment option. All contributions to the Plan however were continued and were invested in accordance with a participant's investment instructions received prior to March 2, 2000.

In March 2000, account balances in the Vanguard/Primecap Fund and Vanguard/Morgan Growth Fund were transferred to the Prudential Jennison Growth Z and account balances in the Vanguard/Windsor II Fund were transferred to Fidelity Advisors Growth Opportunities T Fund. Account balances in the Vanguard Index Trust- 500 Portfolio were transferred to the Prudential Stock Index Z Fund. Account balances in the Vanguard/Wellington Fund were transferred to the Dreyfus Premier Balanced Fund A and account balances in the

     Vanguard Retirement Savings Trust, Vanguard Fixed Income Securities-Long-Term Corporate Portfolio and the Vanguard Money Market Reserves- Prime Portfolio were transferred to the Norwest/Stable Value Fund. Copies of the prospectus for each of these investment funds are available to participants from Prudential. Two additional new funds were made available to employees the Oppenheimer Enterprise A Fund and the Putnam International Growth A Fund. All existing account balances in the Company Stock fund were also transferred to Prudential's custodian in April 2000.

     F. Participation - Subject to certain conditions, U.S. union employees of Crane Washington (effective 1998); Powers Process (effective 1995); Dyrotech Industries (effective 1998) and Kemlite Company Inc. (effective
     1998); are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

     G. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company matching benefits vary by union group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,500 in 2000 and $10,000 in 1999. Discrimination tests are performed yearly. Any discrepancies in passing the threshold would result in refunds to the participants.

     H. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund) are paid by the employer. In addition personnel and facilities of the employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

I. Vesting - Employee contributions are one hundred percent vested. Vesting for employer contributions are as follows:

                    Years of Service                           Vested Interest
                    ----------------                           ---------------
           Less than 1 year                                                None
           1 year but fewer than  2                                         20%
           2 years but fewer than 3                                         40%
           3 years but fewer than 4                                         60%
           4 years but fewer than 5                                         80%
           5 years or more                                                 100%

    Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

    J. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

    K. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Committee shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

    L. Tax Status - The Company adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated September 12, 1994 and the Internal Revenue Service has determined and informed the Company by letter dated June 1, 1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    M. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

    N. Participant Loan Fund - Some participants (depending on negotiated union plan) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

    O.   Investment Funds
    The Plan has provided the following funds in which participants elected to invest their Plan assets:

   Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 50 percent of approved foreign banks net assets in Eurodollar certificates of deposit issued by approved U.S. banks and Yankee obligations. The intent was to maintain a constant net asset value of $1.00 per share.

   Vanguard Retirement Savings Trust - Tax-exempt collective trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments. The intent was to maintain a constant net asset value of $1.00 per share. Plan assets in the Retirement Savings Trust were recorded at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they were fully benefit responsive. The average yield was approximately 6% during 1999. The crediting interest rate was approximately 6% at December 31, 1999. Fair value of Plan assets invested was $70,258 at December 31, 1999. The fair value of the Trust's assets approximated contract value at December 31, 1999.

   Vanguard/Windsor II - A diversified portfolio of equity securities seeking to provide long-term growth of capital and income. Its secondary objective was to provide a reasonable level of current income.

   Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70% of net assets were allocated to equities and 30-40% to fixed income securities.

   Vanguard/Morgan Growth Portfolio - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income was incidental.

   Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

   Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). Given this objective, the portfolio was expected to provide long-term growth of capital and income as well as a reasonable level of current income.

   Vanguard/PRIMECAP Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income was incidental.

   Crane Co. Stock Fund - Investments in the common stock of Crane Co.
   --------------------
                                        7

   Prudential Jennison Growth Z Fund - A diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

   Prudential Stock Index Z Fund - Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indices, and futures contracts on stock indices and options.

     Norwest/Stable Value Fund - A diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies such as: guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

     Fidelity Advisors Growth Opportunities T Fund - A diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

     Oppenheimer Enterprise A - A diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

     Putnam International Growth Fund - A diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

     Dreyfus Premier Balanced A Fund - Seeks to out perform a hybrid index that includes the S&P 500 index and the Lehman Brothers Intermediate Bond index. The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. Although the equity and debt portions are similar to their respective indices, the fund may purchase securities not included on the indices.

     The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

2. SUMMARY OF ACCOUNTING POLICIES
   The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

 A. The financial statements of the Plan have been prepared using the accrual basis of accounting.

 B. Investment Valuation- Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund is valued at the quoted market price of the Company's common stock. Participant loans are valued at cost, which approximates fair value.


Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 31, 2000 and/or 1999:

                                                                   2000                                      1999
                                                    --------------------- -------------    --------------------- -------------------
                                                     Principal Amounts    Market Value      Principal Amounts       Market Value
                                                    ($) or Shares/Units                    ($) or Shares/Units
                                                    --------------------- -------------    --------------------- -------------------
Vanguard Money Market Reserves-Prime Portfolio
                                                             -                 -                        135,882            $135,882
Vanguard/Windsor II                                          -                 -                          4,863             121,441
Vanguard Index Trust 500 Portfolio
                                                             -                 -                        537              72,646
Vanguard Retirement
Savings Trust                                                -                 -                        $70,258              70,258
Vanguard/Wellington Fund                                     -                 -                         11,193             312,963
Norwest/Stable Value Fund                                         11,151       327,761              -                    -
Fidelity Advisors Growth Opportunities T                                                            -                    -
                                                                   3,734       127,509
Dreyfus Premier Balanced Fund A                                                                     -                    -
                                                                  10,841       158,170
Prudential Jennison Growth Fund Z                                                                   -                    -
                                                                   4,368        79,590
Prudential Stock Index Fund Z                                      3,539       104,084              -                    -
Crane Co. Stock Fund                                                 635        18,059                    1,484              46,576

 C.Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.Distributions to Participants- Benefit payments are recorded when paid.

 E.General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
   The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Prudential Investments, Crane Co. and participants with loan balances.

4. SUBSEQUENT EVENT
   On May 2, 2001 the Sequentia Union Plan merged into the Crane Co. Union Employees Savings and Investment Plan. The total assets transferred was $557,599.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Union Employees Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                         ADMINISTRATIVE COMMITTEE OF THE
                                              CRANE CO. UNION EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN




                                   /s/G. A. Dickoff
                                      ----------------
                                      G. A. Dickoff

                                   /s/ A. I. duPont
                                       ----------------
                                       A. I. duPont

                                   /s/ E.  Kopczick
                                       ----------------
                                       E.  Kopczick

                                   /s/ Z. A. Weinberger
                                       ------------------
                                       Z. A. Weinberger







Stamford, CT
June 29, 2001

              CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN
                 SCHEDULE H - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

            Identity of Issue                        Shares                   Cost               Current Value
            -----------------                        ------                   -----              -------------
Prudential Jennison Growth Fund Z*                    4,368               $ 106,055                 $79,590
Prudential Stock Index Fund Z*
                                                      3,539                 116,337                 104,084

Norwest/Stable Value Fund                            11,151                 317,324                 327,761
Crane Co. Stock Fund*                                   635                  15,903                  18,059
Fidelity Advisors Growth Opportunities
Fund T                                                3,734                 161,750                 127,509

Oppenheimer Enterprise Fund A                         1,922                  57,369                  42,032
Putnam International Growth Fund A                      922                  25,220                  22,791
Dreyfus Premier Balanced Fund A                      10,841                 167,348                 158,170
Loans to Participants*- Loans have
  interest rates ranging from 10.00% to 10.50%
and maturing in 2001 through 2010                         -                  35,989                  35,989
                                                                             ------                    ------
                                                                         $1,003,295                $915,985
                                                                          =========                 =======



*Represents a party-in-interest to the plan.

                                       12

              CRANE CO. UNION EMPLOYEES SAVINGS AND INVESTMENT PLAN
                SCHEDULE H - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                 Proceeds        Cost of Assets
                                               Cost of Assets                        From              Sold             Net Gain
                                                  Purchased                         Sales                                or(Loss)
                                                  ---------                     ---------           ----------           --------
          Identity of Issue
 Series of Transactions
 ----------------------
 Crane Co. Stock Fund*                             $3,141                         $58,490                $60,861            $(2,371)
 Vanguard Money  Market Reserves
 -Prime Portfolio*                                  8,479                         144,361                144,361                -

 Vanguard/Windsor II*                               6,537                         128,183                135,247            $(7,064)
 Vanguard Retirement Savings Trust*                 6,523                          76,781                 76,781                -

 Vanguard/Wellington Fund*                         19,328                         324,927                331,329             (6,402)
 Vanguard 500 Index*                               16,464                          91,304                 81,308              9,996
 Prudential Jennison Growth Fund Z*                45,390                     -                         -                     -
 Prudential Stock Index Fund Z*                    90,383                     -                         -                     -
 Fidelity Advisors Growth Opportunities Fund T    127,650                     -                         -                     -
 Dreyfus Premier Balanced Fund A                  279,446                     -                         -                     -


     *Represents a party-in-interest to the plan.










                                       13




                                                                  Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35860 of Crane Co. on Form S-8 of our report dated June 25, 2001 appearing in this Annual Report on Form 11-K of the Crane Co. Union Employees Savings and Investment Plan for the year ended December 31, 2000.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 29, 2001











                                       14